Exhibit 99.1

METAL STORM LIMITED ACN 064 270 006 ASX: MST OTC: MTSXY

$4.65 million Subscription Agreement

$11.9 million Secured Debt eliminated

Metal Storm gets backing from European institutional investor

Eliminates $11.9 million of secured debt

Prepares for non-lethal weapon production

Brisbane, Australia – 18 April 2011: Metal Storm Limited.

Defence technology company Metal Storm Limited (“Company”) has enhanced its balance sheet through a multi-million dollar subscription agreement to reduce its debt burden and assists its program for non-lethal weapon and ammunition production.

The Company announced today it had signed subscription agreements for $4.65 million of new equity, to fund a reduction of Secured Note debt and to provide a substantial injection of essential working capital to further the MAUL, FireStorm and Managed Lethality Grenade Launcher non-lethal weapon programs.

Simultaneously the Company has signed an agreement with the majority noteholder to:

•	Redeem $9.0 million of Secured Notes for $1.7 million cash

•	Convert $1.4 million of Secured Notes to shares

•	Forgive a further $1.5 million of Secured Notes under an existing debt forgiveness deed

The elimination of $11.9 million of secured debt will materially improve the Company’s balance sheet and reduce the potential for further dilution, as this debt can no longer be converted to shares.

The deal also increases working capital by $2.95 million, after the secured note redemption, enabling the Company to focus on its product delivery program.

Shareholder and note holder approval is required and the Company will hold appropriate meetings as soon as possible.

Metal Storm CEO, Dr Lee Finniear, said the transaction would help the Company’s primary mission of getting its products to market in volume.

“The international military and law enforcement community continues to register demand for the MAUL weapon system,” Dr Finniear said.

“Our main challenge is not the technology, but obtaining sufficient capital to get to full production. The cash from this transaction will enable us to focus in particular on the MAUL program. The Company believes that a healthier balance sheet will further encourage partners and investors to support our product programs to full delivery,” he said.

Metal Storm Chairman Terry O’Dwyer said that this transaction would assist with a fundamental restructure of the Company’s capital base and help deliver greater value for shareholders and other investors.

Metal Storm Limited

ACN 064 270 006

“The Company has been striving to raise capital in a difficult global financial environment while carrying a very high level of senior secured debt on its balance sheet,” Mr O’Dwyer said.

“Through this transaction we are able to eliminate the majority of the secured debt at a much lower dilution than if it had been converted.”

“Without the burden of secured debt on this scale, the fundamental value of our equity is improved, and the lower debt burden should make the Company more attractive to shareholders and other investors.”

The majority noteholder is the Australian Special Opportunity Fund, L.P., an institutional investment fund managed by The Lind Partners, LLC, a New York-based asset management firm (together, “Lind”)

Jeff Easton, Managing Partner of The Lind Partners, LLC stated, “The Lind Partners has a deep belief in the need for Metal Storm’s non-lethal technology and is pleased to play a role in helping the Company position itself for future growth.”

Further details on the Subscription Agreement and secured debt reduction are as follows.

Subscription Agreement

The Company has signed a subscription agreement with Luxinvest Capital Advisors S.A (“Luxinvest”) for a $4.25 million investment. Luxinvest has also agreed to provide $400,000 as a deposit under the Umbrella Deed for the Secured Note Transaction (see below). The Company has previously announced a $350,000 subscription agreement with Luxinvest. This brings Luxinvest’s combined investment in Metal Storm to $5 million.

Under the subscription agreement, Luxinvest will be issued shares at $0.0008 per share in two tranches, as set out below:

Tranche	Number of shares	Subscription amount
Tranche 1	437,500,000	$350,000
Tranche 2	4,875,000,000	$3,900,000

Total	5,312,500,000	$4,250,000

Both tranches are subject to shareholder approval. It is expected that shareholder approval for Tranche 1 will be sought at the Company’s annual general meeting, with the approval of Tranche 2 occurring at a subsequent general meeting (see below for further information about this meeting).

Tranche 2 under the Subscription Agreement is conditional on the Umbrella Deed completing.

Luxinvest is also a party to and will provide a deposit of $400,000 payable under the Umbrella Deed. If the Umbrella Deed completes, this deposit will be used by Luxinvest to pay the subscription price for an unsecured convertible note with a face value of $300,000 and $100,000 of shares at an issue price of $0.0008 per share, which the Company has agreed to issue to Luxinvest under the Umbrella Deed.

The Company has also agreed to issue Luxinvest $200,000 shares at a nominal issue price of $0.0008 per share as Luxinvest’s fee for payment of the deposit under the Umbrella Deed.

Secured Note Transaction – Umbrella Deed

The major noteholder is the Australian Special Opportunity Fund, L.P., an institutional investment fund managed by The Lind Partners, LLC, a New York-based asset management firm, (together, “Lind”). Lind has entered into the Umbrella Deed for the Secured Note Transaction whereby (i) the Company will redeem Secured Notes with a face value of $9 million in exchange for $1.7 million cash (“Redemption Notes”); (ii) Lind will convert Secured Notes with a face value of $1.4 million into ordinary shares at $0.0009 per share (“Conversion Notes”); and (iii) in accordance with the previously signed Debt Forgiveness Deed, Lind will forgive Secured Notes with a face value of $1.5 million. Combined, this transaction will remove $11.9 million of Secured Note debt.

Metal Storm Limited

ACN 064 270 006

Upon conversion of the $1.4 million Conversion Notes, Lind will become a substantial holder in the Company, with approximately 13% of outstanding shares, and has agreed to a lock-up so the shares cannot be traded for a minimum of six months up to twelve months from the date of execution of the agreement, subject to certain terms and conditions.

The Umbrella Deed is conditional on the Company obtaining, prior to 17 July 2012:

•	shareholder approval for the issue of shares to Luxinvest under the subscription agreement;

•	shareholder approval for the issue of shares to Lind on conversion of the Conversion Notes; and

•	noteholder approval to permit the redemption of the Redemption Notes and to set the conversion price for shares to be issued on conversion of the Conversion Notes to $0.0009 per share.

The Umbrella Deed is also conditional on the Subscription Agreement with Luxinvest completing and the Company not suffering an insolvency event before completion.

Under the Umbrella Deed, Lind has also agreed to either redeem or convert the remaining $175,000 face value of its unsecured convertible notes. Lind also has a right, should it choose to exercise it, to appoint a director to the Company.

Further information about the Subscription Agreement and the Umbrella Deed will be contained in the notices of meeting for the shareholder and noteholder meetings which are expected to be despatched in the next four to six weeks.

Metal Storm CEO, Dr Lee Finniear said “The Company would like to thank Luxinvest Capital Advisors S.A for its support as well as The Lind Partners, LLC, for providing an essential financial bridge to allow Metal Storm to reach this point in the path to commercial production. We look forward to continuing to work with both organisations”.

Company Contact:

Australia & USA

Dr Lee Finniear – Chief Executive Officer, Metal Storm Limited – Ph: +61 7 3147 8600

Mr Peter Faulkner – President, Metal Storm Inc. – Ph: +1 (703) 2488218

About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.

Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.

Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Luxembourg – Tuesday April 17th, 2012 : Luxinvest Capital Advisors S.A.

Luxinvest Capital Advisors announces that it has signed subscription agreements for $ 4.65 million of new equity in Australian based Metal Storm Limited (ASE : MST – OTC : MTSXY) This transaction provides a substantial injection of essential working capital to fund a reduction of the Company’s Secured Note debt and to further the MAUL, MPM and MLGLS initiatives.

Metal Storm Chairman, Mr Terry O’Dwyer, said that this transaction will assist with a fundamental restructure of Metal Storm’s capital base. Mr O’Dwyer further noted:-

“The Company has been striving to raise capital in a difficult global financial environment while carrying a very high level of senior secured debt on its balance sheet” he said. “Through this transaction we are able to eliminate the majority of the secured debt at a much lower dilution than if it had been converted. Without the burden of secured debt on this scale, the fundamental value of Company’s equity is improved, and the lower debt burden should make the Company more attractive to shareholders and other investors.”

Metal Storm CEO, Dr Lee Finniear, said that the transaction will help the Company’s primary mission of getting its products to market in volume.

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.

The Company has developed a series of unique products for the rapidly growing non-lethal weapon systems market in law enforcement and the military. Law enforcement and military customers are demanding these systems, with over 60 agencies interested in trialling Metal Storm systems, and an order for 500 units already in hand.

Customers want these systems because, unlike conventional non-lethal products that are heavy and bulky, Metal Storm systems are extremely small and light, and can be attached to a conventional weapon. This gives the officer an instant ability to use non-lethal force when faced with a threat, while still having his main weapon trained on target as a last resort.

These products will save lives, and are in demand because they deliver both the political and practical advantages of highly available non-lethal systems in law enforcement, peacekeeping and in conflict situations.

Luxinvest Capital Advisors S.A. is a privately held Luxembourg based boutique corporate advisory firm which specializes in providing strategic advisory services to high-technology firms, taking advantage of Luxembourg’s unique expertise in corporate finance.

LuxInvest Capital Advisors S.A. – société anonyme, 2 rue Wilson L-2732 Luxembourg – R.C.S. Luxembourg B 139.154

Tel: +352 24 87 33 80 Fax: +352 24 87 33 81

Internet: www.luxinvest.lu